SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 14, 2015.

To the

Brazilian Securities and Exchange Commission (CVM)

Rua Cincinato Braga, 340

CEP: 01333-010

São Paulo – SP

Headquarters: Rua 7 de setembro, 111

CEP: 20050-901

Rio de Janeiro/RJ

Attention to:      Nilza Maria Silva de Oliveira

Company Monitoring Manager-1

Reference: Letter no. 536/2015/CVM/SEP/GEA-1

Dear Sirs,

We hereby refer to Letter no. 536/2015/CVM/SEP/GEA-1 (“Letter”) of December 11, 2015, through which you requested Braskem S.A. (“Braskem” or “Company”) to clarify the notice reported on that date on the Valor Econômico newspaper, as follows:

“Dear Sir,

We are hereby referring to the news reported on this date on the Valor Econômico newspaper, section Companies, entitled “State Company and Braskem agree on naphta price”, which include the following information:

Petrobras and Braskem agreed on naphta price, which will consist of a new long-term supply contract, according to Valor Econômico. The state company and the petrochemical company agreed to establish a fixed price close to 100% of the ARA (Amsterdam, Rotterdam and Antwerp) price, practiced in the European market and amongst the most expensive in the world. However, the final contract has not been signed yet. According to a source, "Although being expensive, it was the possible agreement.”

The signature of the ten-year term contract would now depend on defining specific supplementary conditions, such as the place to deliver the input and the payment terms, and the state company’s bureaucracy could slow the process down. Additionally, a final position regarding a renegotiation clause to the terms of the contract was still pending should market conditions become unfavorable to one of the parties.

It was expected that the contract would be announced today, during the Annual Meeting of the Chemical Industry (Enaiq), in São Paulo, as agreed in a meeting held last week with the Board members of the Brazilian Chemical Industry Association (Abiquim) and Petrobras’ Supply Officer, Jorge Celestino Ramos. "The information I received is that price was no longer the problem”, said Abiquim’s Executive President, Fernando Figueiredo. "But I am getting worried because the 15th is close and we still do not have an official confirmation."

The term for the last contract amendment signed in 2009 and terminated by Petrobras in February 2014 ends on Tuesday. The current amendment is effective for 45 days and there is a fear that Petrobras can propose a new extension. Valor Econômico verified that naphta price was virtually agreed prior to signing the current contract amendment, after intervention of the Federal Government, including President Dilma Rousseff.

The new price virtually maintains the amounts currently paid by the petrochemical company to Petrobras, or 100% of ARA’s price. According to the contract ended in 2014, Braskem paid between 92.5% and 105% of the European price based on market conditions. Currently, with oil traded below US$40 the barrel, the percentage would be close to the ceiling.

The contract puts an end to a deadlock lasting for over two years. Braskem and Petrobras, the second largest shareholder of the company controlled by Odebrecht, have been discussing, since 2013, a new purchase and sale agreement for the main input of the petrochemical company. During negotiations, the contract signed in 2009 was investigated by the Lava-Jato Operation, after Petrobras’ former Supply Officer, Paulo Roberto Costa, confirmed, in a testimony to the court, having received US$5 million per year to benefit the petrochemical company in the purchase of naphta.

In view of the above, we require you to clarify whether the news are true and, should the veracity be confirmed, we require you to explain the reasons why you understood this was not a material fact and comment on other information deemed relevant on this matter.

In response to the request, Braskem clarifies that:

(a) the news refers to negotiations for the renewal of the naphtha supply contract between Braskem and Petrobras;

(b) it was the subject of a Notice to Market, dated October 30, 2015, in which Braskem reported the signing of new amendments to the naphtha contract effective until December 15, 2015, as well as a letter from  this authority replied on November 6, 2015;

(c) Braskem has been keeping the market informed on the progress of the negotiations in its quarterly results presentations, filed with the CVM, and also available on its Investor Relations website; and

(d) as soon as the negotiations for a new long-term naphtha supply contract are concluded, and the contract is signed, the market will be dully informed.

We remain available to provide any further clarifications.

Regards,

Mario Augusto da Silva
CFO and Investor Relations
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.